

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Joe Ragan
Chief Executive Officer
ExcelFin Acquisition Corp.
473 Jackson St., Suite 300
San Francisco, CA 94111

> **Re: ExcelFin Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-40933**

Dear Joe Ragan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation